FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 28, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Enters the Tower Infrastructure Market

April 28, 2016

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator in Russia, announces that MTS is entering the tower infrastructure market and invites potential partners — organizations, agencies and communication services operators — to apply for use of the equipment on MTS towers.

MTS has devised a strategy for the development of its own infrastructure of mobile communications towers, which, among other things, creates a new business direction of managing existing tower infrastructure. In addition to renting space on towers and antenna support structures, as MTS is one of the largest owners of fiber-optic communication lines in Russia, all potential tenants will benefit from the possibility to rent appropriate communication channels.

At the first stage of its implementation, MTS offers for rent space at more than 5.5 thousand existing towers and antenna support structures. The towers and antenna support structures available for rent are ready for the installation of telecommunications and other type of equipment from all would-be partners.

By the end of 2016 and beyond, MTS may gradually offer to rent additional towers and antenna support structures to meet potential rental demand.

To implement this strategy, MTS has created a special unit focusing primarily on tower infrastructure rent. All the processes are centralized and applications for the rental of antenna towers are to be sent in free form to: towers@mts.ru

“The rental market of antenna towers in Russia has been actively evolving. As we are diversifying our business, we announce that we are ready to offer our facilities for rent for any tenant. In the first phase, we are prepared to rent more than 5,500 towers in operation and our further development in this field will depend upon the mix of the demand from potential partners and our technical capabilities”, said vice-President of MTS on Technology and IT Andrey Ushatsky.

“Today we are pleased to invite all the interested organizations and agencies to partner with MTS for mutually beneficial cooperation. Our business-model allow us to provide potential tenants with favorable financial conditions. We would also like to announce that for our partners’ added convenience, we have devised a simple contract structure that does not require long-term obligations, additional fees for access to infrastructure, penalties for early termination and other factors that potential tenants will find attractive”, added Mr. Ushatsky.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 28, 2016